CONTINENTAL MINERALS CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: 604-684-6365      Fax: 604-684-8092

INFORMATION CIRCULAR
as at May 18, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Continental Minerals Corporation (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on June 19, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Continental Minerals Corporation. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the proposed amendment to the 2006 Option Plan and as may be otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 12, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 18, 2006, there were 51,950,185 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Non-Voting Redeemable Preferred shares. There were 12,483,916 Non-Voting Redeemable Preferred shares issued and outstanding as at May 18, 2006.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 18, 2006 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
The Canadian Depository for Securities Limited ("CDS") (1) 25 The Esplanade PO Box 1038, Stn. A Toronto, ON M5W 1G5	44,981,577	87.70%

Notes:

(1)

CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

The following documents filed with the securities commissions or similar regulatory authority in Alberta, British Columbia, Ontario and Quebec are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the year ended December 31, 2005
  Annual information form for the year ended December 31, 2005
  Technical report filed March 26, 2006

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Investor Relations of the Company at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone: 604-684-6365 or fax: 604-684-8092.. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at eight. The board has resolved that the number of directors to be increased to nine. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected. The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 19, 2006.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Rene Carrier Director Vancouver, British Columbia	Since February 2001	120,250 Shares(2) 25,000 Warrants
David Copeland Director Vancouver, British Columbia	Since November 1995	1,978,263 Shares
Barry Coughlan Director Vancouver, British Columbia	Nominated	Nil Shares
Scott Cousens Director Vancouver, British Columbia	Since November 1995	2,080,000 Shares
Robert Dickinson Co-Chairman of Board and Director Vancouver, British Columbia	From November 1995 to June 2003 and since June 2004	1,596,100 Shares(3)
Gordon Fretwell Director Vancouver, British Columbia	Since February, 2001	108,750 Shares(4) 25,000 Warrants
Jeffrey Mason Chief Financial Officer, Secretary and Director Vancouver, British Columbia	Since November 1995	1,970,000 Shares
Gerald Panneton President and Chief Executive Officer Caledon, Ontario	Since January 2006	6,000 Shares 700,000 Options(5)
Ronald Thiessen Co-Chairman of Board and Director Vancouver, British Columbia	Since November 1995	1,744,429 Shares 500,000 Options

Notes:

(1)	The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Certain of these Shares are registered in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.

(3)	Mr. Dickinson holds 481,620 Non-Voting Redeemable Preferred shares.

(4)	Certain of these Shares are registered in the name of Gordon J. Fretwell Law Corporation, a private company controlled by Mr. Fretwell.

(5)	Mr. Panneton holds options to purchase 700,000 shares at an exercise price of $1.61 expiring on February 28, 2011.

(6)	Mr. Thiessen holds option to purchase 500,000 shares at an exercise price of $1.70 expiring on September 28, 2007.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Ventures Inc.	Director	April 1993	Present
	President	April 1993	November 2000
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	Present
International Royalty Corporation	Lead Director	June 2003	Present

DAVID COPELAND, P.Eng. - Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Nominee Director	N/A	N/A
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	March 1994	September 1994
	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON FRETWELL, B.Comm., LLB – Director

Gordon Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Ventures Inc.	Director and Secretary	March 1998	Present
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	Vice President of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

GERALD PANNETON, PGEO –Director, President & Chief Executive Officer

Gerald Panneton has been involved in the exploration and mining Industry for the last 25 years. A graduate of the University of Montreal (BSc), and of McGill University with a Master Degree in Sciences, Mr Panneton joined the exploration community in the early 80’s in the heart of the Abitibi Greenstone Belt for gold exploration. Firstly as project geologist for Sulpetro, and the Vior-Mazarin Group, he joined Placer Dome Exploration Ltd. in 1989. In 1993, he joined Lac Minerals, as Exploration Manager for Eastern Canada. In 1994, Lac Minerals was taken over by Barrick Gold, where he continued as Exploration Manager for Canada until 1998. Since 1998, Mr Panneton has been involved in Barrick’s worldwide Exploration – Project Valuation and Acquisition. He was instrumental in the Pangea Goldfields acquisition in July 2000, where Barrick gained an excellent land position in Tanzania, with three advanced exploration projects, Tulawaka, Buzwagi, and Golden Ridge). Mr Panneton was the key- person in advancing Tulawaka through the Feasibility Study work, EIA process, permitting, which began production in 2005. On the Buzwagi Project, Tanzania, he contributed directly in increasing the 1 Moz deposit resources to a +5.0 million ounces deposit resource.

Before joining Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick Gold Corporation based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, in Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director, President & CEO	January 2006	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Lac Properties Inc. (Lac Exploration Inc.)	Director / Officer	September 1994	January 2006

RONALD THIESSEN, CA – Co-Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc. Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief	September 2000	September 2004
	Executive Officer Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Messrs. Carrier, Cousens and Fretwell. Messrs. Carrier and Fretwell are independent members of the audit committee. All members are considered to be financially literate.

Reliance on Certain Exemptions

The Company’s auditor, KPMG LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005	Fees Paid to Auditor in Year Ended December 31, 2004
Audit Fees(1)	$50,000	$ 16,727
Audit-Related Fees(2)	$ 0	$ 10,115
Tax Fees(3)	$16,000	$ 0
All Other Fees(4)	$ 0	$ 0
Total	$66,000	$ 26,842

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110. This exemption allows a company to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 51-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants where it deems necessary, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners.. The independent members of the Board of Directors of the Company are Messrs Carrier and Fretwell. A nominee, Mr. Coughlan, is also independent.

The non-independent directors are Messrs. Copeland, Cousens, Dickinson, Mason, Panneton and Thiessen.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

3. Ethical Business Conduct

The Board has adopted a formal ethics policy which is available for download from the Company’s website. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Other Board Committees

The Board has no compensation nor committees other than the audit committee.

6. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During the Company’s financial year ended December 31, 2005, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $250,712.

Ronald Thiessen, Co-Chairman (formerly President and Chief Executive Officer) and Jeffrey Mason, Chief Financial Officer, are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President and Chief Executive Officer	2005 2004 2003	88,949 28,102 10,368	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason Secretary and Chief Financial Officer	2005 2004 2003	54,171 19,981 7,822	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Effective January 9, 2006, Ronald Thiessen became Co-Chairman and Gerald Panneton became President and Chief Executive Officer.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

An aggregate of 500,000 options were granted to the Named Executive Officers during the financial year December 31, 2005 and 840,000 options were exercised by the Named Executive Officers during the financial year December 31, 2005. No unexercised options were in-the-money as at December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2004 share option plan (the "Plan") which was previously approved by shareholders on June 24, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 7.5 million Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option.

Management proposes that the Plan be amended to a 10% rolling plan (see " Particulars Of Matters To Be Acted Upon")

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – share option plan (the Plan)	7,500,000	$ 1.44	1,405,000
Equity compensation plans not approved by securityholders	None	n/a	n/a
Total	7,500,000	$ 1.44	1,405,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

Certain management and administrative services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of April 30, 2006, employed or retained on a substantially full-time basis, 23 geoscientists, including six with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28 administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

The amounts billed by HDI for its services rendered and reimbursement of expenses were approximately $1,296,586 in 2005 (2004 - $381,076, 2003 - $68,356).

PARTICULARS OF MATTERS TO BE ACTED UPON

A.      Proposal to Adopt 2006 Rolling Option Plan

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposes that shareholders approve a resolution to amend and restate the existing share option plan as the "2006 Plan". The existing share option plan (the "2005 Plan") was approved by shareholders at the Company’s annual general meeting held on June 14, 2005. Under the 2005 Plan, a total of 7,500,000 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). As at May 18, 2006, of the 7,500,000 shares provided under the 2005 Plan,

4,265,333 had been exercised, 3,233,767 were outstanding, leaving only 900 available to grant under the 2005 Plan.

The 2006 Plan will use a "rolling" number of shares rather than a "fixed" number of shares. The board of directors have recommended that under the 2006 Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less Shares reserved for issued in the 2005 Plan, will be reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees") under the 2006 Plan. In other words, while the 2006 Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Shares reserved for issuance under the 2006 Plan at any point in time. It is the responsibility of the Company’s board of directors to ensure that the provisions of the 2006 Plan are adhered to.

This type of plan, as provided for under TSXV policies, is called a "rolling" plan. The 2006 Plan requires shareholder and TSXV approval.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the 2006 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSXV.

Material Terms of the 2006 Plan

The following is a summary of the material terms of the 2006 Plan:

a)	all options granted under the 2006 Plan are non-assignable and non-transferable and for a period of up to 5 years;

b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

c)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

d)	the minimum exercise price of an option granted under the 2006 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

Recommendation

The Company is of the view that the 2006 Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the resource industry. A full copy of the 2006 Plan will be available for inspection at the Meeting. Directors will also have the authority to amend the 2006 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

The 2006 Plan will require annual confirmation at future general meetings.

The Company is seeking "disinterested" shareholders' approval (described below) because:

(i)	the number of options granted to Insiders of the Company may exceed 10% of the Company’s outstanding listed shares in the course of the year (ie, although not at one time); or

(ii)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of the Company’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s associates within a one year period may exceed 5% of the Company’s outstanding listed shares; or

(iv)	the Company may decrease the exercise price of options previously granted to Insiders, subject to TSX Venture Exchange acceptance.

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 9,603,792 shares held by persons who are both insiders (and their associates (as defined in the Securities Act (British Columbia)) and by persons who are eligible to receive options under the 2006 Plan will not be voted at the Meeting. If this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders and their associates will be permitted to vote on the resolution and the 2006 Plan will be adopted, however, the plan will be deemed amended to include the restrictions on aggregate and individual options set out in sub-paragraphs (i) to (iv) above.

"Insider" means a director or senior officer of the Company, a director or senior officer a company that is an insider or subsidiary of the Company, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company, or the Company itself if it holds any of its own securities.

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the options have been granted under the plan and associates of those Insiders.

The board of directors recommends that you vote in favour of the above resolutions.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of documents incorporated by reference may be obtained from Sedar at www.sedar.com and upon request from the Company’s Secretary at Suite 1020 – 800 West Pender Street, Vancouver, BC V6C 2V6, telephone number: 604-684-6365 or fax number 604-684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 24, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Gerald Panneton

Gerald Panneton
Director, President and Chief Executive Officer